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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-50935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

539 Bryant Street
(No. and Street)

San Francisco (City) California (State) 94107-1237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan T. Fayman 415-551-8642
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name - if individual, state last, first, middle name)

600 California Street Suite 1300 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

TA 3/12

OATH OR AFFIRMATION

I, Jonathan T. Fayman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal
Title

Notary Public

W.R. HAMBRECHT + CO., LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

W. R. Hambrecht + Co., LLC
(SEC ID No. 8-50935)

Consolidated Statement of Financial Condition as of December 31, 2007,
Independent Auditors' Report,
and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

State of California
County of San Francisco

On February 26, 2008, before me, Marguerite C. Ranucci, Notary Public, personally appeared Jonathan T. Fayman who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Marguerite C. Ranucci

MARGUERITE C. RANUCCI
Commission # 177[illegible]
Notary Public - California
San Francisco County
My Comm. [illegible] Nov 19, [illegible]

BPM
BURR PILGER MAYER
Building your future

INDEPENDENT AUDITORS' REPORT

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying consolidated statement of financial condition of W.R. Hambrecht + Co., LLC (the Company) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated statement of financial condition, the Company has a history of recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 and 4, the consolidated statement of financial condition includes long-term investments in non-marketable securities and notes receivable valued at $11,950,821 as of December 31, 2007, whose fair value has been estimated by management in the absence of readily determinable fair values. Management's estimates are based on factors discussed in Note 3 to the consolidated financial statement.

Burr, Pilger & Mayer LLP

San Francisco, California
February 26, 2008

W.R. HAMBRECHT + CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007

ASSETS	
CASH AND CASH EQUIVALENTS	$ 7,702,876
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION	4,098,728
MARKETABLE TRADING SECURITIES—At market value	864,292
LONG-TERM INVESTMENTS (Note 4)	13,623,256
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS—Net of accumulated depreciation and amortization of $7,818,830 (Note 5)	426,545
PREPAID EXPENSES AND OTHER ASSETS	2,866,566
TOTAL ASSETS	$29,582,263
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 722,438
SECURITIES SOLD, NOT YET PURCHASED	55
PAYABLE TO BROKER-DEALERS	328,774
COMPENSATION AND BENEFITS PAYABLE	1,539,732
TOTAL LIABILITIES	2,590,999
SUBORDINATED BORROWINGS (Note 6)	7,000,000
MINORITY INTEREST	4,665,710
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S EQUITY	15,325,554
TOTAL LIABILITIES AND MEMBER'S EQUITY	$29,582,263

The accompanying notes are an integral part of this financial statement.

W.R. HAMBRECHT + CO., LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of and for the year ended December 31, 2007

1. **Ownership Structure**

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that is incorporated in the state of Delaware as a Delaware limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California and is wholly-owned by W.R. Hambrecht + Co., Inc. (the Parent). The accompanying consolidated financial statements include several limited liability companies that invest in private companies.

2. **Management's Plan**

While the Company recorded net income for the year ending December 31, 2007, the Company has a history of operating losses and negative cash flows from operations. The continued attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets; particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the increased adoption of the OpenIPO process that the Company experienced in 2007 will continue in 2008, thus providing an opportunity to increase revenue generation. During 2007 the Company also significantly reduced its headcount and overall expense base. The combination of increased market adoption of auction IPOs and a reduced expense base should help to achieve sustainable profitability. The Company believes that it has ample access to capital resources to successfully operate its business plan in 2008. If necessary, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying consolidated financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

3. Summary Of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Marketable Trading Securities—Marketable trading securities are reported at prevailing market prices.

Long-Term Investments—The Company's long-term investments include marketable equity securities, non-marketable securities, notes receivable and a joint venture.

Marketable equity securities are reported at prevailing market prices at December 31, 2007. For those marketable equity securities that the Company holds more than 14 days' worth of trading volume, the Company deducts a 20% discount from the total market value of the investment. Non-marketable securities are not registered for public sale or carry restrictions on sale, and are reported at estimated fair value as determined by management. The notes receivable are accounted for at estimated fair value as determined by management. Interest income is recognized when earned. The notes are convertible into common stock of a privately held company. See related party Note 8 for further detail on these notes. Factors considered by management in valuing non-marketable investments and notes receivable include the type of investment, purchase cost, restriction on disposition, relative volume owned versus market averages, subsequent purchases of the same or similar investments by other investors, and current financial and operating results of investee entities. However, because of the inherent uncertainty of valuation, management's estimate of fair value may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material. Realized and unrealized gains and losses on long-term investments are included in net investment gains.

The investment in the WRH Japan joint venture was accounted for under the equity method of accounting through September 30, 2007. Under this method, the Company's investment in the joint venture was recorded at cost and adjusted by the Company's share of the contributions, distributions and undistributed earnings or losses of the joint venture. The Company received financial information from the joint venture on a timely basis and recorded its share of the income or losses in net investment gains. Beginning on October 1, 2007, the Company's ownership interest in WRH Japan decreased to 10% of the enterprise. As a result of this decrease, the Company's ownership interest in WRH Japan was accounted for under the fair value method. At September 30, 2007 the carrying value for this investment under the equity method was $34,153. At December 31, 2007 the carrying value was unchanged.

3. **Summary of Significant Accounting Policies**, continued

On January 1, 2006 the Company adopted the Emerging Issues Task Force (the EITF) Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.* EITF 04-5 applies to entities in which the investor is the managing member of a limited liability company. EITF 04-5 requires the managing member to consolidate the limited liability company unless it overcomes the presumption of control. The managing member may overcome this presumption and not consolidate the limited liability company if the non-managing members have: (a) the ability to liquidate the limited liability company or otherwise remove the managing member through substantive "kick-out rights" that can be exercised without having to demonstrate cause; or (b) substantive participating rights in managing the limited liability company. The Company is currently the managing member in eight limited liability companies that invest in private companies. As the Company was not able to overcome the presumption of control, the Company adopted EITF 04-5 on January 1, 2006 and consolidated $8,784,834 representing the non-managing members' interests in these limited liability companies. At December 31, 2007, the Company consolidated $4,665,710 representing the non-managing members' interests in these limited liability companies. These amounts are recorded as an increase in long-term investments and a corresponding minority interest on the Company's consolidated statement of financial condition

Furniture, Equipment and Leasehold Improvements—Furniture, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes—The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its consolidated financial statements. The Company is only liable for taxes on its proportionate share of income earned by the limited liability companies.

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

3. **Summary of Significant Accounting Policies**, continued

Stock Based Compensation—The Company's employees participate in the Parent's stock plans, which are more fully described in Note 11. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) (SFAS 123R), *Share-Based Payment.* SFAS 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS 123R requires compensation expense related to share-based payment transactions, measured as the fair value at the grant date, to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The adoption of this statement did not have an impact on the Company's consolidated financial statements. The Company accounts for restricted stock granted to employees under the Parent's plan by recognizing compensation expense on a straight-line basis over the vesting period of the restricted stock grant.

Recent Accounting Pronouncements—In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* — an interpretation of FASB Statement 109 (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 was initially required for fiscal years beginning after December 15, 2006. On February 1, 2008 FASB issued FSP FIN 48-2 which delays the effective date of FIN 48 to fiscal years beginning after December 15, 2007. At this time, the Company's management is evaluating the implications of FIN 48 and its impact in the consolidated financial statements has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Company does not believe the adoption of SFAS No. 157 will have a material impact the consolidated financial statement amounts, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in assets and liabilities for the period.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 is effective for the Company's 2008 fiscal year. The Company anticipates that the adoption of SFAS No. 159 will not have a material impact on its results of operations or financial position.

3. **Summary of Significant Accounting Policies**, continued

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by the Company in 2009. The Company does not believe that the adoption of SFAS 141R will have material impact on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 also provides guidance when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact this statement will have on its financial position and results of operations.

4. **Long-Term Investments**

The Company's long-term investments are valued in accordance with the procedures set forth in Note 3. At December 31, 2007, the Company's long term investments consist of the following:

Marketable equity securities	$ 1,672,435
Non-marketable securities	10,438,937
Notes receivable (see Note 8)	1,477,731
Joint venture	34,153
Total long-term investments	$ 13,623,256

The cost of the Company's long-term investments at December 31, 2007 was $20,049,775. The net investment gains for the year ended December 31, 2007, include a decrease in unrealized losses of $5,277,718 and realized losses of $4,144,917. Included in the $10,438,937 of non-marketable securities is $4,665,710 in fair value and $12,670,672 as cost representing the non-managing members' interests in limited liability companies as a result of adoption of EITF 04-5 discussed in Note 3.

4. **Long-Term Investments**, continued

Included in marketable equity securities are two positions where the Company's holding exceeds 14 days' worth of trading volume. Accordingly, the Company has taken a 20% discount from the total market value of these investments. Without the 20% discount, the marketable equity securities at December 31, 2007 would have been $1,989,491.

5. **Furniture, Equipment And Leasehold Improvements**

Summary of furniture, equipment and leasehold improvements as of December 31, 2007, is as follows:

Furniture	$ 697,829
Equipment	6,548,301
Leasehold improvements	999,245
Total	8,245,375
Less accumulated depreciation and amortization	(7,818,830)
Furniture, equipment and leasehold improvements—net	$ 426,545

6. **Subordinated Borrowings**

The Company has a subordinated revolving loan agreement with the Bank of New York. Borrowings under the agreement bear interest at an adjusted LIBOR rate plus 2% per annum during the first 21 calendar days such loan is outstanding, and at an adjusted LIBOR rate plus 4% thereafter. Interest is due and payable on a monthly basis. Any outstanding balance can be repaid at any time without being subject to a prepayment penalty. The Company borrowed $11,000,000 and repaid $10,000,000 during 2007 under the agreement. The Company is required to maintain a $5,000,000 minimum balance of Member's Equity under the agreement with Bank of New York.

The Company borrowed and repaid $21,000,000 during 2007 from Pershing, the Company's clearing organization, under a temporary subordinated loan agreement. This borrowing was in connection with regulatory capital requirements to support the Company's underwriting activities. At December 31, 2007 there were no borrowings outstanding under the agreement.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Mr. William R. Hambrecht, the Company's co-CEO and shareholder of the Parent, provided a personal guarantee with each of the Company's subordinated loan borrowings.

7. Commitments And Contingencies

At December 31, 2007, the Company was obligated under long-term, non-cancelable operating leases for office facilities, parking facilities, and equipment, which require the following minimum annual payments:

Years Ending December 31	
2008	$1,361,878
2009	1,316,100
2010	1,266,709
2011	1,153,503
2012	853,142
thereafter	213,834
Total	$6,165,166

Certain leases contain renewal options and escalation clauses. Rent expense for 2007 totaled $1,671,396.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although the outcome of these matters can not be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse affect upon the Company's consolidated financial position or results of operations.

8. Related Party Transactions

Some employees of the Company have provided financial services for The Hambrecht 1980 Revocable Trust (the Trust) and its affiliates for which the Trust reimburses the Company for these services.

The Company has utilized Decision Economics, an independent financial and research firm, to provide various research services since 1998. During 2007, the Company paid Decision Economics $81,000 in fees. The Company holds an adjustable rate senior subordinated convertible note in Decision Economics with a fair value of $1,477,731. Interest receivable of $38,557 is reflected in other assets in the consolidated statement of financial condition.

The Company entered into an expense sharing agreement with the Parent's wholly owned subsidiary WR Hambrecht + Co. Asset Management, LLC. Charges the Company allocates on a monthly basis are based on direct expenses, square footage of office and headcount. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses are reasonable. Certain operating expenditures totaling $356,535 that remain to be settled are reflected in the consolidated statement of financial condition as other assets.

8. **Related Party Transactions**, continued

The Company rents an apartment in New York City. The apartment is used by Company employees traveling to New York on business. The signed lease is under the name Mr. William R. Hambrecht.

9. **Income Taxes**

As a single-member LLC wholly owned by W.R Hambrecht + Co., Inc., the Company is allocated income tax expense by the Parent. The Company and the Parent have a history of operating losses, and the Parent has recorded a full valuation allowance against its deferred tax assets. There were no tax related amounts were due to or from the Parent for the year ended December 31, 2007.

10. **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the Financial Industry Regulatory Authority, Inc. (FINRA), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2007, the Company's net capital was $9,286,671, its ratio of aggregate indebtedness to net capital was .26 to 1, and its net capital was $8,781,171 in excess of the required minimum net capital. For purposes of the computation of net capital, the Company is not required to include $4,665,710 of long-term investments and related minority interests related to limited liability companies that are included in the Company's consolidated financial statements, as the Company has not guaranteed, endorsed or assumed the obligations of the limited liability companies. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

11. **Stock Plans**

The Company's employees participate in the Parent's 1999 and 2000 Equity Incentive Plans and 2000 Non-Employee Directors Plan (collectively, the "Plans") for the benefit of employees, consultants and directors. The Plans provide for the direct award or sale of Series D common stock in the form of restricted stock and for the grant of options to purchase shares of Series D common stock of the Parent. The total number of shares of Series D common stock authorized for the Plans is 469,163 for the 1999 Plan and 17,392,836 for the 2000 Plans. The remaining 57,901 shares of Series D common stock authorized under the Parent's charter have not been allocated to either plan.

The Parent adopted a Restricted Stock Program in 2004. Under this program, the Company issues Restricted Stock Purchase Rights to eligible employees. Employees exercise their purchase right by purchasing the shares directly from the Company at the Fair Market Value. These shares vest over four years with 25% vesting on the first anniversary of grant date and the rest ratably over the following 36 months. During the vesting period, the Company retains the right to repurchase shares from employees who cease to be employees of the Company. The repurchase price for unvested shares may be different than the repurchase price for vested shares. Restricted stock grants issued to non-employee directors vest 100% on the grant date.

11. **Stock Plans**, continued

As of December 31, 2007, there were an aggregate of 7,214,853 shares outstanding of the Parent's restricted stock.

At December 31, 2007, there were options outstanding to purchase 75,000 shares of the Parent's Series D common stock at an exercise price of $0.50 and with a remaining contractual life of 5.6 years. The 75,000 options outstanding at December 31, 2007, represent a single grant to one non-employee in 2003 which fully vested on the date of grant.

12. **401(K) Savings Plan**

The Company maintains a 401(k) Savings Plan (the "Plan") for substantially all employees. Subject to Internal Revenue Service limitations for 2007, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2007.

13. **Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk**

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business the Company regularly maintains cash balances at FDIC insured financial institutions that exceed the insurance coverage limitations provided by FDIC. At December 31, 2007, the Company held cash balances that exceeded the FDIC limitations by $7,563,491.

* * * * * *

BPM
BURR PILGER MAYER
Building your future

To the Member of
W.R. Hambrecht + Co., LLC

In planning and performing our audit of the consolidated financial statements of W.R. Hambrecht + Co., LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

To the Member of
W.R. Hambrecht + Co., LLC
Page 2

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer, LLP

San Francisco, California
February 26, 2008

END